(Translation)

               Copy of FY2005 Interim Dividend Notice Postal Card

(Front side)
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To All Shareholders:
                                                                November 2, 2004
                                                            Fujio Cho, President
                                                        TOYOTA MOTOR CORPORATION
                                    1, Toyota-cho, Toyota City, Aichi Prefecture

             Notice of Resolution of the Board of Directors' Meeting
                     Concerning Payment of Interim Dividends

Dear Shareholder,

We hereby notify you that, at the Board of Directors' Meeting of TOYOTA MOTOR CORPORATION ("TMC") held on November 1, 2004, the resolution concerning FY2005 (from April 1, 2004 to March 31, 2005) interim dividends has been passed as set forth below.

Sincerely yours

Fujio Cho


In accordance with Article 28, Paragraph 2 of the Articles of Incorporation of TMC, we will distribute money (interim dividends) as provided for in Article 293-5 of the Commercial Code to the shareholders or the registered pledgees entered or recorded on the register of shareholders (including the register of beneficial shareholders) as of the end of September 30, 2004 as follows.

1. Interim dividend: JPY25 per share

2. The effective date of the right to claim for the interim dividends and the payment commencement date: November 26, 2004 (Friday)


Notification

1) Notice of postal transfer payment for the payment of interim dividends will be sent to your notified address on November 25, 2004 (Thursday).
2) For those who have chosen the "bank account transfer," we will follow the necessary procedures for the transfer of the interim dividends to your designated bank account on November 26, 2004 (Friday).

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(Reverse side)
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                                   Postal Card

                                                        Shin-Tokyo Office
                                                  ------------------------------
                                                       Post Payment Postal

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                            TOYOTA MOTOR CORPORATION
                           Handling Office of Transfer
                                      Agent
                             UFJ Trust Bank Limited
                           Corporate Agency Department
                           10-11, Higashisuna 7-chome,
                             Koto-ku, Tokyo 137-8081
                     Phone number: 0120-232-711 (Toll free)

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